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                                EXHIBIT NO. 6.10

                    EMPLOYMENT AGREEMENT WITH ANNA PETINOVA
                               DATED JUNE 1, 1998
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                              EMPLOYMENT AGREEMENT

          This Agreement, made as of the 1st day of June, 1998 by and between TIMBER RESOURCES INTERNATIONAL, INC. (the "Company"), a Delaware Corporation having a place of business at 570 Lexington Avenue, 45h Floor. New York, New York 10022 and ANNA PETINOVA (the "Executive"), C/O 570 Lexington Avenue, 45th Floor, New York, NY 10022.

                                   WITNESSETH:

          Whereas, the Company is willing to employ the Executive upon the terms and conditions set out below; and

          Whereas, the Executive has had an opportunity to consider and evaluate the terms of employment offered to her;

          Now, therefore, in consideration of their mutual promises as hereinafter set forth, the parties hereto agree as follows:

          1. DESIGNATION AND DUTIES

          The Executive shall be employed as Interim Vice President of Finance and Administration. The Executive will also be elected as a Director of the Company in accordance with the bylaws of the Company. She shall perform all duties and undertake all responsibilities as would be customary and appropriate for the Interim Vice President of Finance and Administration, and additionally, shall perform all duties and tasks as are entrusted to her by the Company's Chairman and CEO and the Board of Directors. Without limiting the generality of the foregoing, the Executive shall be responsible to:

          (a) analyze and evaluate, from a financial point of view, the Company, its business and prospects, including any business or operating plan and the appropriateness of the capital structure of the Company;

          (b) assist in the determination of an appropriate plan to raise equity and/or debt financing for the Company, and render financial and operational advice in connection with the design and implementation of such transactions, coordinate and evaluate proposals for any potential financing;

          (c) assist in the design, implementation and administration of an investor relations program, including the preparation and dissemination of information to the Company's current and prospective investors;

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          (d)       supervise accounting and finance functions, participate in developing a budget for the Company on a year to year and calendar quarter to calendar quarter basis, review the Company's operating statements, balance sheets and projections, as well as corporate documents, contracts and other legal documents;

          (e) monitor expenses and variances from budgetary allocations, develop and implement personnel policies, recruit appropriate personnel to achieve the Company's goals;


          2. TERM OF EMPLOYMENT

          The Executive shall be employed for an initial term of six (6) months commencing on June 1, 1998 and ending on November 30, 1998. Thereafter, this Employment Agreement shall be automatically renewed for successive six (6) month period unless either party notifies the other in writing of its intent not to renew not less than sixty (60) days before the end of the initial six month term or sixty (60) days before the end of any of the six month renewal term.


          3. NO RESTRICTIONS ON EMPLOYMENT WITH COMPANY

          The Executive represents and warrants that she is not a party to any agreement and otherwise is not subject to any restriction, whether voluntary or involuntary, which would in any manner prohibit or limit her from entering into this agreement and performing her duties as set out herewith. In the event, the Executive has, in any position held by her prior to the execution of this agreement, executed any confidentiality agreement or other similar agreement restricting her subsequent employment, the Executive represents that copies of all of such confidentiality or similar agreements have been furnished to the Company prior to the execution of this agreement.


          4. COMPANY'S OWNERSHIP OF WORK PRODUCT

          The Executive acknowledges that all work product initiated, developed and created by her while in the employment of the Company shall be the sole and exclusive property of the Company irrespective of whether or not any special, unique or proprietary knowledge or technique of the Executive was utilized to develop or create such work product. The Executive shall, in accordance with standard Company policy or otherwise in any manner at the Company's request, execute all other necessary documents and instruments of assignment to establish and protect the Company's ownership of work product developed or created by the Executive during the course of her employment.

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          5. CONFIDENTIALITY

          Unless available in the public domain other than by reason of a breach of the provisions of this paragraph or other misconduct on the part of the Executive, all data and data bases, information, research, business strategy, business contacts, and any written or printed material as well as material recorded and accessed by electronic media produced or generated by the Executive or any other employee or professional consultant engaged by the Company shall be the property of the Company, and shall be kept secret and confidential by the Executive during the term of her employment and for a period of five years thereafter. The Executive agrees that a breach of this provision can cause irreparable injury to the Company, and further agrees that the Company shall be entitled to seek injunctive relief from an appropriate court of law.


          6. COMPENSATION

          The Executive shall be paid compensation during the term of his employment as follows:

          (a) BASE COMPENSATIONS: During the first six (6) months of employment, the Executive shall be paid a base salary of $ 3,500 (Three Thousand Five Hundred Dollars) per month. During the second and third term of employment, the Executive shall be paid a base salary of $5,000 (Five Thousand Dollars) per month. If the Executive continues to be employed by the Company after the expiration of the third term, the Executive shall be paid a base salary of $ 7,500 (Seven Thousand Five Hundred Dollars) per month. During the initial term of this Employment Agreement and during each of the renewal terms, the Executive shall be available for the Company twenty (20) hours per week.

          (b) BONUS COMPENSATION: The Executive's Bonus Cash Awards are granted based on the Company's performance against financial targets including return on equity, earnings per share and predetermined targets of qualitative non-financial performance factors, such as quality, safety and environment and people development. The Company's Board of Directors shall determine financial targets for each fiscal year prior to the commencement of the year. If the threshold level of performance is not attained, no bonus compensation is earned.

          For the fiscal year ending June 30, 1999, the Executive shall be paid bonus compensation of $ 25,000 (Twenty Five Thousand Dollars) provided the Company achieved 100% of the goal and the Executive's initial six-month employment contract is renewed. Furthermore, for each 10% increase over financial targets, the Executive's bonus compensation shall be increased by $10,000 (Ten Thousand Dollars), subject to a maximum bonus compensation of $50,000 (Fifty Thousand Dollars) for each fiscal year.

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          7. WARRANTS

          Executive shall be granted ten year warrants for common stock priced at $.05 at the rate of 100,000 (one hundred thousand) warrants a month issued on the first of each month beginning July 1, 1998. The number of warrants should be adjusted to any split or reverse split of the Company's stock.

          8. BENEFITS

          (a) The Executive and her family shall receive medical insurance coverage in accordance with the medical benefits plan adopted by the Company.

          (b) The Company agrees to provide Directors and Officers liability insurance in such amount as may be deemed approprate by its Board of Directors. Irrespective of whether or not such insurance coverage is in force and effect, the Company agrees to indemnify the Executive and hold her free and harmless from all claims, injury, damages and costs (subject to the Company's right to select counsel of its choice) arising from any actiion against the Company or any act or activity undertaken by the Executive in the conduct of the Company's business or the performance of her duties hereunder provided however that such indemnification shall not extend to actions or activites by the Executive involving a violation of law, breach of contract or moral turpitude. Notwithstanding anything stated above, the Executive shall not be denied indemnification if she has taken any action or engaged in any activity in accordance with directives of the Board of Directors or the Chairman of the Company, or, in good faith, attempted to implement policies or guidelines established by them.

          9. VACATIONS/ILLNESS/EXPENSE/REIMBURSEMENTS

          (a) The Executive shall be entitled to vacations from work for an aggregate of one calendar week per six months. Vacations shall be taken by the Executive in such manner as to avoid or minimize any disruption in the Company's business, and the timing of vacations taken by the Executive shall be approved by the Chairman. Based upon consent by the Company, vacation time may be accumulated for a maximum of four weeks.

          (b) The Executive shall be entitled to two weeks of absence with full salary on account of documented injury or illness in any six month period. Leave of absence for medical reasons may not be accumulated from year to year. The Company may in its discretion grant the Executive additional leave of absence on account of illness with full or part salary based upon prior extraordinary performance by the Executive.

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          (c) The Company shall reimburse the Executive for all reasonable out of pocket expenses incurred by her in the conduct of the Company's business. The Company may from time to time establish guidelines or other rules with regard to reimbursements of expenses. Reimbursements shall be made within thirty (30) business days after receiving an expense statement from the Executive supported by appropriate invoices or other documentation acceptable to the Company's auditors, and shall be paid notwithstanding an intervening termination of employment.

          10. TERMINATION

          The Employment Agreement may be terminated by the Company prior to the expiration of the term provided herein in accordance with the following:

          (a) DEATH OF THE EXECUTIVE: In the event of the death of the Executive, this agreement shall terminated in all respects, provided however that (i) the estate of the Executive shall be entitled, without any diminution of set-off of any kind, to all base and bonus compensation, as well as warrants earned by the Executive under the terms of this agreement, and (ii) the Company shall be entitled to assert any claim arising from a breach of the terms of this agreement against the estate of the Executive provided such claim has been asserted prior to the death of the Executive.

          (b) DISABILITY: The Executive shall become physically or mentally disabled and be unable to perform her duties and responsibilities for a continuous period of four (4) weeks in any six month period. The Company may, in its discretion and based upon the performance and/or exceptional contributions made by the Executive to the Company, relax the restrictions set out in this subparagraph. The Company shall provide thirty (30) days notice for termination of employment pursuant to the provisions of this subparagraph.


          (C)UNLAWFUL ACTIVITIES: Activities engaged in by the Executive which shall be exclusively or partially responsible for the Company having violated or being placed in a situation when, in the opinion of its counsel, it may be in violation of any state or federal law including, without limitation, securities laws, tax laws, RICO statutes, and anti-discrimination and sexual harassment laws. Termination of employment pursuant to the terms of this subparagraph shall be at the discretion of the Board of Directors based on the gravity of the violation involved, and the notice period shall also be at the discretion of the Board.

          (d) FRAUD/DIVERSION OF BUSINESS, ETC: It shall be established to the satisfaction of the Company that the Executive has engaged in one or more acts or omissions involving fraud, dishonesty, violations of law, or breach of confidentiality undertakings which have resulted in material injury to the Company. Prior to

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          taking any action pursuant to the provisions of this subparagraph, the
          Company shall provide the Executive with a reasonably detailed statement of the charges made against her. The Executive shall have two weeks to provide a written response to such charges. The Company may suspend the Executive and deny her access to her office or certain files or departments within the office until such time as the Company makes a final decision on the matter. After the Executive's written response to the Company's charges is received by the Company, it shall be forwarded to the Board of Directors of the Company. The Board shall take a decision regarding the Executive's employment pursuant to discussion of the matter at a meeting of the Board which shall be chaired by a Director other than the Executive. The decision of the Board of Directors shall be communicated to the Executive in writing. The Company's decision need not contain any rebuttal of the Executive's response or provide any other reason for the termination of employment. Termination of employment pursuant to the terms of this subparagraph may be made with immediate effect at the discretion of the Company.

          (e) TERMINATION FOR CONVENIENCE: The Company shall be entitled to terminate this Employment Agreement without assigning any reason and entirely in its discretion by providing sixty (60) days written notice thereof to the Executive. In the event, the employment is terminated in any six-month period of this Employment Agreement, a severance payment of $25,000 (twenty five thousand dollars) shall be paid within thirty (30) business days of the date of termination.

          11. RESIGNATION

          In the event the Executive chooses to resign from the Company's employment, she shall provide the Company with at least sixty (60) days written notice failing which the Company shall be entitled to claim damages from the Executive.

          12. NOTICES

          All notices shall be deemed to have been properly provided if they shall be sent by registered mail, return receipt requested, to the last known address of either party as set out in the records of the Company.



          13. HEADINGS

          All headings in this agreement are set out for convenience and shall not in any manner impact upon the interpretation of this agreement.

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          14. AMENDMENTS

          This agreement sets out the entire agreement between the parties, which relate to the Executive's employment and other matters set out in this agreement. Both parties acknowledge that all other prior or contemporaneous agreements and understandings, whether written or oral, are void and of no effect. A waiver on one or more occasions of any of the provisions contained herein shall not be construed as an amendment to this agreement. This agreement may be amended only by a document signed by the party against whom the provisions of such amendment are sought to be enforced.

          15. GOVERNING LAW AND JURISDICTION

          This agreement shall be interpreted and enforced in accordance with the internal laws of the State of Delaware without reference to rules regarding conflict of laws. All disputes arising under this agreement shall be referred to arbitration under the procedures and auspices of the American Arbitration Association. The venue for such arbitration shall be in New York City.

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          In witness whereof, the Company and the Executive have executed this agreement on the date first above written.


                                          THE COMPANY

                                          By: /s/ Aziz Hirji
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                                             Aziz Hirji Director


                                          THE EXECUTIVE

                                          /s/ Anna Petinova
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                                           Anna Petinova

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